November 26, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

VIA FACSIMILE: (202) 772-9205

Attention: John Zitko

Dear Mr. Zitko,

Re:	Principle Security International Incorporated
Form SB-2 Registration Statement on Form SB-2
Amendment 1 Filed November 8, 2007
File No. 333-145730

With reference to your facsimile of November 20, 2007 we will be amending our filing and providing you with our response to your comments, in connection with your review of the Form SB-2 Registration Statement originally filed with the Securities and Exchange Commission on August 27, 2007. We are providing you with marked copies of the amendment to expedite your review. We will be filing the amended Form SB-2 via EDGAR.

General

1.

We note your response to comment one from our letter dated September19, 2007. We continue to believe that given the size of the offering, including the number of shares being registered relative to the number of shares outstanding held by non-affiliates (100%), the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should re-characterize the transaction as a primary offering, conduct the offering under one of the other applicable subsections of Rule 415, and identify the selling shareholders as underwriters in the filing rather than stating that they “may” be deemed underwriters, as you currently disclose on page 11.

Alternatively, please provide us with further analysis as to why the offering is appropriately characterized as a secondary offering.

The Company is not conducting a primary at-the-market offering under Rule 415(a)(4).

Please see Manual of Publicly Available Telephone Interpretations – D. Rule 415 No. 44 – Rule 415(a)(4).

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4), which places certain limitations on “at-the-market” equity offerings applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)” .

2.

We note your response to prior comment two of our 1 letter dated September 19, 2007. In light of your assertion that the company is not a blank check issuer, please include a statement in the prospectus, if true, that Mr. Payne has no plans to merge the company with an operating company.

We are not a blank check issuer. We have included a statement in the amended prospectus which reads “We are not a blank check company as defined by Section 7(b)(3) of the Securities Act of 1933, as amended. Our sole officer and director, Charles Payne has no plans to merge Principle Security International Incorporated with an operating company”.

3.

We note from the lease agreement filed as exhibit 10.1 that Mr. George Stubos signed on behalf of the lessor, Prominex Financial Services Ltd. We also note that a George Stubos, pursuant to an Order dated June 28, 2007, has been banned by Canadian securities authorities from engaging in any investor relations activities, trading in securities, and acting in the capacity of an officer or director of any issuer (http://www.bc.bcsc.ca/disciplined_person.asp?id=5678). Please advise us of any and all involvement by George Stubos, his relations, and affiliates, direct and indirect, in the formation and activities carried out by Principle Security International, Inc. and its subsidiaries. We may have further comment.

I confirm that neither George Stubos nor any of his affiliates, and relations, directly and indirectly, have any involvement with the formation and activities carried out by the Company. The only relationship that exists between George Stubos and Principle Security International, Inc., is that Mr. Stubos is the agent for the landlord.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

PRINCIPLE SECURITY INTERNATIONAL INCORPORATED

CHARLES PAYNE
Charles Payne
Principal Executive Officer
November 26, 2007